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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the month of OCTOBER 19, 1998

                                QUEBECOR PRINTING INC.
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                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
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                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -------                 -------





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                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K
                             -----------------------

October 19, 1998 (# 24\98)












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October 19, 1998                                               24/98
FOR IMMEDIATE RELEASE

                     QUEBECOR PRINTING ACQUIRES COLOMBIAN PRINTER
                                 IMPREANDES PRESENCIA


MONTREAL - Quebecor Printing announced today the acquisition of one of South America's most important book printers, Impreandes Presencia S.A. The move establishes Quebecor Printing as one of the largest printers in South America.

Under the terms of the purchase agreement, Quebecor Printing acquires approximately 60% controlling interest of Impreandes Presencia. The remaining 40 % is shared between Quebecor Printing's South American partner, the Aguirre family and Impreandes Presencia management.

Impreandes Presencia is based in Bogota and is the fourth largest printer in Colombia. It is also one of the industry's most successful printers, recognized for its strong sales force and excellent customer relations. With annual revenues of US $24 million, Impreandes' main product is educational books, 50% of which are exported to Brazil as well as to other South American countries. Its workforce totals over 300 employees.

"As I announced when we first entered South America over a year ago, we are making several small, yet significant acquisitions in order to build a critical mass of print facilities to serve customers continent-wide," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "When combined with our operations in Chile, Peru and Argentina, and with our link to North American customers through our highly successful Mexican book operation, the Impreandes acquisition represents a major advance for us in the Latin American book and commercial printing market."

As print industry restructuring continues on a global basis, Quebecor Printing is playing an important strategic role in the fragmented South American print market through growth by acquisition and consolidation. The Company brings its well-known expertise as an efficient, low-cost producer as well as its strong supplier relationships while benefiting from the market expertise and industry experience of some of the most respected commercial printing operations in South America.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                       - 30 -
For more information :

John Paul Macdonald                             Guy Trahan
Director Communications                         President
Quebecor Printing Inc.                          Quebecor Printing South America
Tel. (514) 954-0101                             Tel. 011 (54) (1) 313 7196
     (800) 567-7070











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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         QUEBECOR PRINTING INC.






                                         By:   (s) PHILIPPE MONTEL
                                              -------------------------

                                         Name:     Philippe Montel

                                         Title:         Vice President, Legal
                                                        Affairs and Secretary




Date: OCTOBER 19, 1998



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